(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33061

For Period Ended: January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wind River Systems, Inc.

Full Name of Registrant

Former Name if Applicable

500 Wind River Way

Address of Principal Executive Office (Street and Number)

Alameda, California 94501

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

As previously disclosed, Wind River Systems, Inc. (the “Company”) concluded a voluntary review of its historical stock option granting practices and the related accounting in March 2007. The results of the review concluded that the Company did not engage in intentional misrepresentation of consolidated financial statements or fraudulent misconduct in the granting of stock options. However, due to certain errors identified in the course of the review, prior period financial statements were restated in the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of fiscal year 2007 and will be restated in future filings. As a result of the review and restatements, the Company was unable to file its Quarterly Reports on Form 10-Q for the second and third quarters of fiscal year 2007 until late March 2007.

Due to the significant time and resources allocated to the stock option review and the subsequent filing of the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of fiscal year 2007, the Company has been unable to complete its fiscal year 2007 consolidated financial statements and notes thereto included in its Annual Report on Form 10-K for fiscal year 2007 at this time. In addition, the Company has not yet completed the testing and evaluation of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Accordingly, the Company cannot complete its Annual Report on Form 10-K by the April 16, 2007 prescribed deadline without unreasonable effort or expense. The Company is committed to completing the Annual Report on Form 10-K as quickly as possible and plans to file it within the fifteen calendar day period following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ian R. Halifax (Name)	(510) (Area Code)	749-2155 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2007, net income was $573,000 or $0.01 per diluted share, compared to net income of $29.3 million or $0.33 per diluted share in fiscal 2006. Net income and net income per diluted share for fiscal 2007 were significantly impacted by the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, on February 1, 2006. As a result of the adoption, the Company recognized stock-based compensation expense of $20.4 million in fiscal 2007, while no stock-based compensation expense was incurred in fiscal 2006.

Financial results for fiscal 2007 are preliminary and subject to change pending the finalization of the Company’s Annual Report on Form 10-K.

Wind River Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2007	By:	/s/ Ian R. Halifax
Ian R. Halifax
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary